This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.
(Translation)
Securities code: 2579
November 13, 2017

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Coca-Cola Bottlers Japan Inc. (the “Company”), which will be held as described hereunder.

If you are unable to attend the meeting, you may exercise your voting rights either by writing or via the Internet. Please review the attached Reference Materials for General Meeting of Shareholders and exercise your voting rights by 5:30 p.m., December 4 (Monday), 2017.

Sincerely yours,

Tamio Yoshimatsu Representative Director & President

Head Office: 7-9-66 Hakozaki, Higashi-ku, Fukuoka, Japan Headquarters: 9-7-1 Akasaka, Minato-ku, Tokyo

MEETING AGENDA

1. Date and Time:	10:00 a.m., December 5 (Tuesday), 2017 (Reception starts at 9:00 a.m.)
2. Venue:	Event Hall, B2, Belle Salle Nihonbashi, Tokyo Nihombashi Tower, 2-7-1, Nihonbashi, Chuo-ku, Tokyo, Japan

Following the management integration in April this year, the Company’s headquarter functions have been established in Tokyo. Accordingly, please note that the venue for the Extraordinary General Meeting of Shareholders will be the above-stated venue.

3. Agenda:
Item to be proposed:
Proposal	Partial amendments to Articles of Incorporation
Please note that at this Extraordinary General Meeting of Shareholders, the Company will not be distributing gifts such as those distributed at the Ordinary General Meeting of Shareholders. Thank you for your understanding on this matter.

4. Matters Related to the Exercise of Voting Rights
(1)         Exercise of voting rights by writing
Please indicate whether you approve or disapprove of each proposal on the proxy voting form enclosed herewith and return it to us by 5:30 p.m., December 4 (Monday), 2017.
(2)         Exercise of voting rights via the Internet
If you prefer to exercise your voting rights via the Internet, please review the “Procedures for the Exercise of Voting Rights via the Internet” on page 3 and exercise your voting rights by 5:30 p.m., December 4 (Monday), 2017.
(3)         Handling of duplicated voting
(i)   If you exercise your voting rights twice, both by writing and via the Internet, the voting via the Internet shall prevail.
(ii)  In case of multiple voting via the Internet or both by personal computer and mobile phone, the last voting shall prevail.

Notes:
1.     Attendees are requested to submit the proxy voting form enclosed herewith to the reception desk when attending this General Meeting of Shareholders.
2.     If we need to make any revision to the Reference Materials for General Meeting of Shareholders, we will notify you through the Company’s website (https://www.ccbji.co.jp/).

[This is a partial English translation prepared for the convenience of non-resident shareholders. Should there be any inconsistency between the translation and the official Japanese text, the latter shall prevail.]

Procedures for the Exercise of Voting Rights via the Internet

If you prefer to exercise your voting rights via the Internet, please accept the following conditions before exercising your rights.

1.
Shareholders exercising their voting rights via the Internet can only do so via the website designated by the Company (shown below). They can also exercise their voting rights online by mobile phone.
(Website URL for the exercise of voting rights)  http://www.web54.net

2.
If you are exercising your voting rights via the Internet, please enter the code and the password for the exercise of voting rights indicated on the proxy voting form enclosed herewith and follow the instructions on the screen to register whether you approve or disapprove of each proposal.

3.
Connection fees payable to the providers and communication expenses payable to telecommunication carriers (including telephone charges) when accessing the website for the exercise of voting rights will be borne by the shareholders.

End

System Environment for the Exercise of Voting Rights via the Internet

The following system environment is required for the use of the website to exercise voting rights.
1)	Access to the Internet
2)	If you are to exercise voting rights using your personal computer, web-browsing software must be installed.
3)
If you are to exercise voting rights via mobile phone, the device must be capable of 128bit SSL telecommunications (encrypted communication). (For security reasons, the Company’s designated website is only configured to support 128bit SSL telecommunications (encrypted communication). Consequently, certain devices cannot be used. You may also exercise voting rights using the full-browser function of your mobile phone (including smartphones), although it may not be possible to access the website depending on the model of your mobile phone).

(Microsoft® is a registered trademark of U.S. Microsoft Corporation in the U.S. and other countries.)

Inquiries about the Exercise of Voting Rights via the Internet

If you have any questions about the exercise of voting rights via the Internet, please call the following numbers.
Administrator of Shareholders’ Register:
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Business Planning Department
Direct Line:	(Toll free) 0120-652-031 (accessible from 9:00 a.m. to 9:00 p.m.; within Japan only)

(Inquiries on matters other than the exercise of voting rights): (Toll free) 0120-782-031
(accessible from 9:00 a.m. to 5:00 p.m. excluding Saturdays, Sundays and Japanese national holidays; within Japan only)

Electronic Voting Platform for Institutional Investors

Management and trust banks or other nominee shareholders (including standing proxies) have the choice of an alternative method for exercising voting rights for the Company’s General Meeting of Shareholders. This is the Electronic Voting Platform for Institutional Investors that is operated by Investor Communications Japan, Inc. (ICJ, Inc.), a joint venture instituted by Tokyo Stock Exchange, Inc., etc. In order to use this method, however, application to ICJ, Inc. to use this Electronic Voting Platform must be made in advance.

Reference Materials for General Meeting of Shareholders

Proposal: Partial amendments to Articles of Incorporation

We propose partial amendments to the Articles of Incorporation in order to execute a change in the trade name of the Company, etc. to take effect on January 1, 2018.

1.	Reasons for proposal
After the Company was founded through the management integration on April 1, 2017, the management have expediently pushed ahead with integration of the organization and the business guided by the basic principle of “One Company, One Management.” Since day one of the Company, we have conducted the business operations according to functional categories while upholding this principle. Aiming to further promote this, we have decided to conduct reorganization throughout the Group from January 1, 2018 in order to start 2018 as “One Company, One Management” both in name and substance and realize further growth.

As part of this organizational restructuring, we intend to change the Company’s trade name to “Coca-Cola Bottlers Japan Holdings Inc.” effective January 1, 2018 so that the name more clearly reflects the Company’s role as a holding company. In addition, in order to start under a new system structured for growth, we intend to execute reorganization whereby an absorption type merger will see Coca-Cola East Japan Co., Ltd., the subsidiary conducting the Company’s soft-drink business operations, emerge as the surviving entity and Coca-Cola West Company, Limited, Shikoku Coca Cola Bottling, Co., Ltd., and other group companies disappear as the absorbed entities. The trade name of the business company surviving after the merger, which will take the central role in the Company group’s sales activities, will be changed from “Coca-Cola East Japan Co., Ltd.” to the Company’s current trade name of “Coca-Cola Bottlers Japan Inc.”

Furthermore, as the trade name usage agreement does not require a statement concerning the trade name usage agreement to be included as a supplementary provision in the Company’s Articles of Incorporation, the Company also intends to delete this provision.

2.	Details of proposed amendments
Details of the proposed amendments are as follows.
(i)	Amendments to Article 1 of the Articles of Incorporation to allow change in trade name
(ii)	Deletion of the Supplementary Provision concerning the trade name usage agreement
(iii)	Change to the numbering to reflect the deletion of the Supplementary Provision mentioned in (ii) above

(Amended portions are underlined.)
Existing Articles of Incorporation	Proposed Amendments
CHAPTER I: GENERAL PROVISIONS	CHAPTER I: GENERAL PROVISIONS
(Trade Name) Article 1 The name of the Company shall be “コカ・コーラ ボトラーズジャパン株式会社” and in English, “Coca-Cola Bottlers Japan Inc.”	(Trade Name) Article 1 The name of the Company shall be “コカ・コーラ ボトラーズジャパンホールディングス株式会社” and in English, “Coca-Cola Bottlers Japan Holdings Inc.”
Article 2 to 34 (Omitted)	Article 2 to 34 (Same as at present)
SUPPLEMENTARY PROVISIONS
The trade name of the Company predicates on the trade name usage agreement entered into on April 1, 2017 between the Company and The Coca-Cola Company headquartered at N.W. Coca-Cola Plaza, Atlanta, Georgia in the United States, which allows the use and partial use of The Coca-Cola Company’s trade names “コカ・コーラ” and “Coca-Cola.” The said permission remains valid only during the period set forth by the agreement and the Company shall immediately suspend the usage if The Coca-Cola Company revokes the permission.
(Deleted)
SUPPLEMENTARY PROVISIONS 2 (Omitted)	SUPPLEMENTARY PROVISION (Same as at present)
End